UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X]	Merger

[ ]	Liquidation

[ ]	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: ACM Municipal Securities Income Fund, Inc.

3.	Securities and Exchange Commission File No.: 811-07510

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ]	Initial Application [X] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

1345 Avenue of the Americas
New York, New York  10105

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Michell Fishman
Seward & Kissel LLP
1200 G Street, N.W.
Washington, D.C.  20005
202-737-8833

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 3la-1 and 3la-2 under the Act [17 CFR 270.3la-1, .31a-2]:

         Computershare Trust Company, N.A.
            P.O. Box 43010
Providence, RI 02940-3010

The Bank of New York
One Wall Street
New York, NY 10286

AllianceBernstein L.P.
1345 Avenue of the Americas
New York, New York  10105
(212) 969-2132

8.	Classification of fund (check only one):

[X]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company
(check only one):

[ ]	Open-end [X] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

AllianceBernstein L.P.
(formerly, Alliance Capital Management L.P.)
1345 Avenue of the Americas
New York, New York  10105

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

AllianceBernstein Investments, Inc.
(formerly, AllianceBernstein Investment Research and Management, Inc.
and prior thereto Alliance Fund Distributors, Inc.)
1345 Avenue of the Americas
New York, New York  10105

13.       If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es): N/A

(b)	Trustee’s name(s) and address(es): N/A

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes [X] No

If Yes, for each UIT state: N/A

Name(s): N/A

File No.: 811-____ N/A

Business Address: N/A

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

        [X] Yes  [  ] No

        If Yes, state the date on which the board vote took place:

        November 20, 2006

        If No, explain:  N/A

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

        [X] Yes  [  ] No

        If Yes, state the date on which the shareholder vote took place:

        February 22, 2007 (Common and preferred shares voting together)

        April 13, 2007 (Preferred shares voting as a class)

        If No, explain:  N/A

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes [ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions:

May 18, 2007

(b)	Were the distributions made on the basis of net assets?

[X] Yes    [  ] No

(c)	Were the distributions made prorata based on share ownership?

[X] Yes    [  ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

N/A

(e)	Liquidations only:

Were any distributions to shareholders made in kind? N/A

[  ] Yes  [  ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:  N/A

17.	Closed-end funds only:

Has the fund issued senior securities?

[X] Yes [ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

Each holder of ACM Municipal Securities Income Fund, Inc. Preferred Shares Series A, Preferred Shares Series B, and Preferred Shares Series C received respectively, AllianceBernstein National Municipal Income Fund, Inc. Preferred Shares Series W, Preferred Shares Series M, and Preferred Shares Series TH having, in each case, an aggregate liquidation preference and value equal to the aggregate liquidation preference and value attributable to the respective class of ACM Municipal Securities Income Fund, Inc. preferred stock.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes [ ] No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed? N/A

(b)	Describe the relationship of each remaining shareholder to the fund: N/A

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:  N/A

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

[ ] Yes [X] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed: N/A

(b)	Why has the fund retained the remaining assets? N/A

(c)	Will the remaining assets be invested in securities? N/A

[  ] Yes    [  ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[  ] Yes    [X] No

If Yes,

(a)	Describe the type and amount of each debt or other liability: N/A

(b)	How does the fund intend to pay these outstanding debts or other liabilities? N/A

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

i.	Legal expenses: $182,805

ii.	Accounting expenses: $10,000

iii.	Other expenses (list and identify separately): Administrative expenses: $22,600
   Total expenses (sum of lines (i)-(iii) above):  $215,405

(b)	How were those expenses allocated?

The expenses were allocated to the Fund.

(c)	Who paid those expenses?

The Fund paid the expenses.

(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[  ] Yes    [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:  N/A

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[  ] Yes  [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:  N/A

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[  ] Yes  [X] No

If Yes, describe the nature and extent of those activities:  N/A

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

AllianceBernstein National Municipal Income Fund, Inc.

(b)	State the Investment Company Act file number of the fund surviving the Merger:

811-10573

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Form N-14 8C, filed on November 22, 2006 and Form N-14 8C/A, filed on November 29, 2006

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. N/A

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of ACM Municipal Securities Income Fund, Inc., (ii) he is the Assistant Secretary of ACM Municipal Securities Income Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

(Signature)

/s/Andrew L. Gangolf
Andrew L. Gangolf
Assistant Secretary

SK 00250 0128 810504